

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2012

Via U.S. Mail
Gary J. Knauer
Chief Financial Officer
American Learning Corporation
One Jericho Plaza
Jericho, NY 11753

      Re: **American Learning Corporation**
             Form 10-K for Fiscal Year Ended March 31, 2011
             Filed June 28, 2011
             Form 10-Q for Fiscal Quarter Ended September 30, 2011
             Filed November 14, 2011
             File No. 000-14807

Dear Mr. Knauer:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Liquidity and Capital Resources, page 12

1. We note your disclosure that you have sufficient cash resources and working capital to meet your "present cash requirements." Please confirm, if true, and revise in all future Exchange Act filings to indicate whether your cash resources will be sufficient to meet your operating need for the next 12 months.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-5

2. We note that your statement of cash flows begins with "loss from continuing operations", instead of "net loss." This presentation does not appear to be consistent with the requirements of ASC 230-10-45-28. Please revise to reconcile net loss to net cash provided by (used in) operating activities and provide separate disclosure of the gain or loss upon disposal of the Upstate Region. The net investing activities of discontinued operations and net financing activities of discontinued operations should be presented separately within investing activities and financing activities, respectively. Revise in future filings and provide us with a draft of your revised disclosure.

3. Tell us where you disclosed non-cash investing and financing activities. We note the proceeds for the sale of the Upstate Region of ITG included a note receivable in the amount of $450,000. If it is not disclosed in accordance with ASC 230-10-50-3 through ASC 230-10-50-6, please confirm you will provide the required disclosure in future filings.

Notes to Consolidated Financial Statements, page F-6

(1) Summary of Significant Accounting Policies, page F-6

(e) Revenue Recognition, page F-6

4. You disclose that revenue for service rendered is recognized when there is evidence of billable time expended. Please explain to us what "evidence of billable time expended" means, describe the nature of the evidence supporting this action, and how your policy complies with SAB 104.

5. Please explain to us the specific terms of your contracts with customers and how you translate these terms to your revenue recognition policy, e.g., is revenue recognized upon a specific evaluation of a child or is the value of the contract recognized ratably over its life, etc. Explain your billing practices, e.g., timing and basis of billing your customers. Explain also the timing of collection, when a receivable is considered non-current and basis upon which you would estimate a receivable to be uncollectible. In future filings, please revise your revenue recognition policy to provide a nuanced explanation of your revenue-generating activities, the general terms of your contracts and policies for recognizing revenue. Provide us with a draft of your proposed disclosure.

<u>(2) Discontinued Operations, page F-8</u>

6. Tell us how you calculated the $360,703 gain on sale of the net assets of the Upstate Region and provide all debits and credits (with explanation) that factored into the calculation of the gain.

7. We note that the $145,000 balance of goodwill was initially recorded upon the acquisition of ITG in fiscal 2009. You do not appear to have written off any portion of that goodwill balance in connection with the sale of ITG's Upstate Region. Please explain to us the basis of your apparent conclusion that no portion of goodwill was attributable to the Upstate Region. Further justify your conclusion in relation to the percentage of total accounts receivable and the total balance of customer contracts that were attributed to the Upstate Region.

8. Explain to us what the $75,312 provision for loss represents and why it is presented in your statement of operations. We note you did not present discontinued operations in filings prior to the March 31, 2011 Form 10-K so there does not appear to have been a lapse of time between the date you estimated a loss upon the sale of the Upstate Region and the actual gain upon sale.

<u>Other Footnotes</u>

9. We note you have no disclosures regarding contingencies. Explain to us why you believe you have no contingencies that warrant disclosure. Refer to ASC 450.

<u>Exhibits</u>

10. We note you have not filed any agreements with municipalities as exhibits. Please refer to Item 601(b)(10) of Regulation S-K and file the applicable agreements, tell us where you have already filed them or explain why you believe you are not obligated to file the contracts.

<u>Form 10-Q for the six months ended September 30, 2011</u>

<u>Financial Statements, page 2</u>

<u>Statements of Operations, page 4</u>

11. Explain to us why you continue to present gains and losses from discontinued operations when you disclose in the Discontinued Operations note on page 6 that you completed the disposition of the Upstate Region on March 31, 2011.

<u>Exchange Act Filings</u>

12. You disclosed in a Form 8-K filed June 27, 2011 that you signed a non-binding letter of intent to acquire an 80% interest in another company. Tell us, and revise to disclose in future filings, the current status of that acquisition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202) 551-3871 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining